

MAR - 1 2007
WASH., D.C.
213
SECTION

SECURIT


07003328

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51017

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gladowsky Capital Management Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18 Manor Road
(No. and Street)

Smithtown	NY	11787
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jason R. Gladowsky — 631-360-7200 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Ende Malter & Co. LLP
(Name – *if individual, state last, first, middle name*)

1375 Broadway, 15th Floor	New York City	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 2 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Jason Gladowsky, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Galdowsky Capital Management Corp., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title

ALISON GLADOWSKY
Notary Public, State of New York
No. 02GL6093958 Qualified in Suffolk County
Commission Expires on July 14, 20 07



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLADOWSKY CAPITAL MANAGEMENT CORP.

Financial Statements
December 31, 2006

GLADOWSKY CAPITAL MANAGEMENT CORP.

Table of Contents
December 31, 2006

PAGE



CERTIFIED PUBLIC ACCOUNTANTS

1375 Broadway
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

90 Merrick Avenue
East Meadow, New York 11554
516.228.9000
516.228.9122 (fax)

330 Fifth Avenue
Suite 1300
New York, New York 10001
212.686.2224
212.481.3274 (fax)

INDEPENDENT AUDITORS' REPORT

To the Stockholders and
Board of Directors of
Gladowsky Capital Management Corp.

We have audited the accompanying statement of financial condition of Gladowsky Capital Management Corp. (the "Company") as of December 31, 2006, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gladowsky Capital Management Corp. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and to comply with the requirements of Rule 17a-5 of the Securities Exchange Act of 1934 and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP
New York, New York
February 27, 2007

GLADOWSKY CAPITAL MANAGEMENT CORP.

Statement of Financial Condition
December 31, 2006

ASSETS	
Cash and cash equivalents	$ 44,712
Receivable from clearing broker	25,000
Securities owned:	
Marketable - at market value	30,790
Not readily marketable - at estimated fair value	9,237
Furniture, equipment, and improvements - net	28,279
Prepaid expenses and other	13,987
	$152,005
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 31,079
Stockholders' Equity	
Common Stock, no par value, 200 shares authorized, issued, and outstanding	20,000
Additional paid-in capital	274,570
Accumulated deficit	(173,644)
	120,926
	$152,005

See notes to financial statements.

GLADOWSKY CAPITAL MANAGEMENT CORP.

Statement of Operations
For the Year Ended December 31, 2006

Revenues	
Investment advisory fees	$ 854,142
Commissions	202,601
Loss on firm principal investments	(853)
Other	76,589
Interest and dividends	2,002
	1,134,481
Expenses	
Salaries - officers	225,000
Salaries - other	239,398
Payroll taxes	28,731
Money manager fees	296,594
Occupancy cost - rent	27,500
Clearing costs	3,187
Communication and telephone	25,320
Office	31,192
Insurance expense	64,322
Computer	25,818
Professional fees	29,009
Registration, licenses, and fees	17,804
Subscriptions	11,331
Travel and entertainment	28,603
Retirement plan expense	12,960
Miscellaneous	78,482
	1,145,251
Loss Before Depreciation and Amortization	(10,770)
Depreciation and Amortization	11,817
Net Loss	$ (22,587)

See notes to financial statements.

GLADOWSKY CAPITAL MANAGEMENT CORP.

Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2006

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance - December 31, 2005	$ 20,000	$ 274,570	$ (151,057)	$ 143,513
Net Loss	-	-	(22,587)	(22,587)
Balance - December 31, 2006	$ 20,000	$ 274,570	$ (173,644)	$ 120,926

See notes to financial statements.

GLADOWSKY CAPITAL MANAGEMENT CORP.

Statement of Cash Flows
For the Year Ended December 31, 2006

Cash Flows From Operating Activities	
Net loss	$ (22,587)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	11,817
Changes in operating assets and liabilities:	
(Increase) decrease in:	
Securities owned	4,390
Prepaid expenses and other	(1,896)
Increase (decrease) in:	
Accounts payable and accrued expenses	4,141
	(4,135)
Cash Flows From Investing Activities	
Acquisition of equipment	(1,921)
Decrease in Cash and Cash Equivalents	(6,056)
Cash and Cash Equivalents - beginning	60,005
Cash and Cash Equivalents - end	$ 53,949

See notes to financial statements.

1 - ORGANIZATION AND BUSINESS

Gladowsky Capital Management Corp. (the "Company") was incorporated on January 16, 1997 under the laws of the State of New York and maintains offices in Smithtown, New York.

The Company is registered with the Securities and Exchange Commission as a broker/dealer pursuant to the Securities Exchange Act of 1934. It is a member of the National Association of Securities Dealers (NASD) and the Securities Investor Protection Corporation.

The Company provides investment advisory services on a fee basis computed as a percentage of assets under management and earns commissions from the purchase and sale of securities on behalf of customers as an introducing broker. All transactions related to publicly traded equity and debt securities are cleared through another broker/dealer (the "Clearing Broker") on a fully disclosed basis and, therefore, the Company is exempt from SEC Rule 15c3-3.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. ***Cash Equivalents*** - For purposes of the Statement of Cash Flows, the Company considers all short term debt securities purchased with a maturity of three months or less as well as money market funds to be cash equivalents.

b. ***Securities Transactions*** - Securities transactions and the related revenue and expenses are recorded on the trade date basis. Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by management.

c. ***Revenue Recognition*** - Investment advisory fees are charged to customer accounts based on the value of the customers' assets managed by the Company and although the fees are deducted from the customers' accounts in advance in accordance with the respective agreements between the customer and the Company, the Company recognizes these fees as revenue when earned. Commissions on trades executed on behalf of customers related to securities traded on exchanges registered with the SEC are recorded on a trade date basis as required by accounting principles generally accepted in the United States of America.

d. ***Depreciation and Amortization*** - Furniture, equipment, and improvements are stated at cost. Replacements, maintenance, and repairs which do not improve or extend the life of an asset are expensed. Equipment, fixtures, and improvements are depreciated or amortized using the straight-line or accelerated methods over estimated useful lives of five to seven years.

e. ***Income Taxes*** - The Company has elected under the Internal Revenue Code and New York State tax regulations to be treated as an S corporation. The stockholders of an S corporation individually report for tax purposes their proportionate share of the Company's taxable income or loss. Therefore, no provision or liability for Federal or New York State income taxes has been included in these financial statements.

Continued

f. ***Use of Estimates*** - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3 - Receivable From Broker

The clearing and depository operations for the Company's and customers' securities transactions are provided by a Clearing Broker pursuant to a clearance agreement. At December 31, 2006, the amount due from the Clearing Broker represents cash deposits maintained at the Clearing Broker.

The Company has agreed to indemnify the Clearing Broker for losses that it may sustain from the customer accounts introduced by the Company. Losses, if any, on customer accounts are recorded as an offset of commission income.

4 - Securities Owned

Securities owned by the Company consist of marketable securities valued at market value which as of December 31, 2006 consist of 1,000 shares of NASDAQ Stock Market, Inc ("NASDAQ").

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

At December 31, 2006, restricted securities valued at estimated fair values, which approximate market value, consist of 300 shares of NASDAQ Stock Market, Inc ("NASDAQ").

5 - Furniture, Equipment, and Improvements

Furniture, equipment, and improvements are stated at cost and are summarized as follows:

Furnitue and fixtures	$	70,095
Equipment - office and data processing		71,820
Leasehold improvements		8,375
		150,290
Less: Accumulated depreciation and amortization		122,011
	$	28,279

Depreciation and amortization expense for the year ended December 31, 2006 amounted to $11,817.

6 - Related Party Transactions

Effective November 1, 2003, the Company leases its office facility from a related company on a month-to-month basis. Rent expense for the year ended December 31, 2006 was $27,500.

7 - Employee Benefit Plan

The Company has a retirement plan for the benefit of all eligible full-time employees who have at least one year of service and are at least 21 years of age. The plan provides for an annual contribution by the Company, at the discretion of the stockholders. The contribution is limited to 3% of eligible salaries or 100% of the contribution made by the employee. Contribution expense for the year ended December 31, 2006 was $12,960.

8 - Contingencies

The Company maintains cash balances at financial institutions subject to Federal Deposit Insurance Corporation ("FDIC") regulations. At times, amounts on deposit exceed the FDIC insurance limit of $100,000.

9 - Net Capital Requirements

The Company is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission ("SEC") Rule 15c3-1. The SEC Rule 15c3-1 requires that the Company maintain minimum net capital, as defined, and aggregate indebtedness and debt-to-debt equity ratios. At December 31, 2006, the Company had net capital, as defined, of $59,170, which was $54,170 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.53 to 1.

At December 31, 2006, the Company was in compliance with the requirements of SEC Rule 15c3-1.

10 - Off-Balance-Sheet Risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to a clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with a clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company may incur a loss if it has to purchase or sell the financial instrument underlying the trade or contract.

GLADOWSKY CAPITAL MANAGEMENT CORP.

Supplementary Information - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2006 — *Schedule I*

COMPUTATION OF NET CAPITAL	
Total Stockholders' Equity Qualified For Net Capital	$ 120,926
Deductions:	
Non-allowable assets - assets not readily convertible to cash:	
Equipment, fixtures, and improvements - net book value	28,279
Prepaid expenses and other	13,987
	42,266
Net Capital Before Haircuts	78,660
Haircuts on Securities	
Other securities	13,856
Undue concentration	4,824
Other	810
	19,490
Net Capital	59,170
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Computation of Aggregate Indebtedness	
Accounts payable and accrued expenses	31,079
Total Aggregate Indebtedness	$ 31,079
Minimum Net Capital Requirement - the greater of 6.67% of adjusted aggregate indebtedness of $31,079 or $5,000	$ 5,000
Net Capital in Excess of Requirement	$ 54,170
Percentage of Aggregate Indebtedness to Net Capital	52.52%
Ratio of Aggregate Indebtedness to Net Capital	0.53 to 1

GLADOWSKY CAPITAL MANAGEMENT CORP.

Supplementary Information - Computation For Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2006 *Schedule II*

The provisions of Rule 15c3-3 are not applicable to the Company as of December 31, 2006 in accordance with Rule 15c3-3(k)(2)(ii).

GLADOWSKY CAPITAL MANAGEMENT CORP.

Supplementary Information - Reconciliation Under Rule 17a-5(d)(4) of the Securities and Exchange Commission
December 31, 2006 — *Schedule III*

RECONCILIATION OF COMPUTATION OF NET CAPITAL

Net capital, per FOCUS Report, Part IIA	$ 67,021
Difference in securities haircuts related to restricted securities	(7,851)
Net capital, as defined, per Schedule I	$ 59,170



CERTIFIED PUBLIC ACCOUNTANTS

1375 Broadway
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

90 Merrick Avenue
East Meadow, New York 11554
516.228.9000
516.228.9122 (fax)

330 Fifth Avenue
Suite 1300
New York, New York 10001
212.686.2224
212.481.3274 (fax)

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

To the Stockholders and
Board of Directors of
Gladowsky Capital Management Corp.

In planning and performing our audit of the financial statements of Gladowsky Capital Management Corp. (the "Company"), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

To the Stockholders and
Board of Directors of
Gladowsky Capital Management Corp.
Page Two

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, New York Stock Exchange, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



RAICH ENDE MALTER & CO. LLP
New York, New York
February 27, 2007

END